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August 5, 2016

Jacob C. Tiedt Attorney at Law +1 312 609 7697 jtiedt@vedderprice.com

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sonny Oh
Lauren Hamilton

Re:	Nuveen Investment Trust (the “Registrant”)
Registration Statement on Form N-14
File No. 333-212187

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on July 20, 2016 and July 21, 2016 with respect to the Registrant’s Registration Statement on Form N-14 filed on June 22, 2016 (the “Registration Statement”) relating to the issuance of Class A shares in connection with the proposed merger of Nuveen Global Equity Income Fund (the “Target Fund”) with and into a wholly-owned subsidiary of Nuveen NWQ Global Equity Income Fund (the “Acquiring Fund”), a series of the Registrant (the “Merger”). The Target Fund and the Acquiring Fund are referred to herein each as a “Fund” and collectively as the “Funds.” Any terms not defined herein have the same meanings as given to them in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing Pre-Effective Amendment No. 1 to the Registration Statement concurrently herewith to address the comments of the staff, to reflect certain business developments since the initial filing, to complete all missing information in the Proxy Statement/Prospectus and Statement of Additional Information and to file exhibits in Part C of the Registration Statement.

Proxy Statement/Prospectus

Comment (1)       On page ii where the proposals are listed, please specify how “majority” is defined for purposes of determining the vote required to approve Proposal No. 2.

Response:           The Registrant has revised the disclosure.

Comment (2)       In “Proposal No. 1,” please revise the disclosure to provide information separately for those Board Members who are interested persons of the Target Fund and for those Board Members who are not interested persons of Target Fund.

Response:           The Registrant has revised the disclosure.

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U.S. Securities and Exchange Commission

August 5, 2016

Comment (3)      Please confirm supplementally the accuracy of the disclosure regarding the effect of abstentions and broker non-votes with respect to Proposal No. 1.

Response:          The Registrant confirms the accuracy of this disclosure.

Comment (4)      In the share ownership table in Proposal No. 1, with respect to the Target Fund column, please replace references to “$0” with references to “None.”

Response:          The Registrant has revised the disclosure.

Comment (5)      Please revise the disclosure in Proposal No. 1 to indicate how many Board meetings were held during the Target Fund’s most recent fiscal year.

Response:          The Registrant has revised the disclosure.

Comment (6)       Please provide all applicable disclosure responsive to Item 9 of Schedule 14A.

Response:          The Registrant confirms that the Proxy Statement/Prospectus included in Pre-Effective Amendment No. 1 contains disclosure required by Item 9 of Schedule 14A.

Comment (7)     Please identify the four nominees for election at the beginning of the section of Proposal No. 1 that contains summaries of each Board Member’s experience and qualifications.

Response:           The Registrant has revised the disclosure.

Comment (8)       Please supplementally provide a brief explanation of why the Target Fund is merging into a wholly-owned subsidiary of the Acquiring Fund rather than directly into the Acquiring Fund.

Response:           The transaction has been structured as a statutory merger primarily for tax reasons. The Target Fund is organized as a Massachusetts business trust, and the Acquiring Fund is a series of a Massachusetts business trust. Under Massachusetts law, a statutory merger cannot be effected between two Massachusetts business trusts; however, Massachusetts law permits a Massachusetts business trust to merge with and into a limited liability company. Accordingly, it is necessary to form a wholly-owned subsidiary that is organized as a limited liability company in order to effect a statutory merger. The merger subsidiary is being formed solely to facilitate the Merger and will be dissolved as soon as practicable following the closing.

Comment (9)      In Proposal No. 2, in the second paragraph under “A. Synopsis,” please provide cross-references to the disclosure under the headings “Comparison of the Funds” and “Comparative Expense Information.”

Response:          The Registrant has revised the disclosure.

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August 5, 2016

Comment (10)     Please explain supplementally how the Target Fund will maintain compliance with its principal investment strategies after giving effect to the expected portfolio sales and reinvestment as described in the Proxy Statement/Prospectus.

Response:           In light of expected redemptions in connection with the Merger, the Target Fund believes it is in the best interest of the Fund to maintain equity exposure consistent with the Fund’s investment policies, while minimizing the costs associated with portfolio turnover. The Target Fund intends to use derivatives to seek equity exposure to the same degree as it would otherwise seek through direct investments. In this circumstance, the Target believes that notional exposure is the appropriate measure for measuring compliance with its investment policies. Additionally, the Target Fund believes that the level of anticipated redemptions would not reasonably be considered “normal circumstances.” To the extent that any policy, including Rule 35d-1, is interpreted to require valuation of derivatives on a marked-to-market basis, the Target Fund believes that the anticipated level of redemptions and the pending Merger should not be considered “normal circumstances.”

Comment (11)    Please revise the disclosure in “Proposal No. 2—A. Synopsis—Background and Reasons for the Merger” and elsewhere to provide more detail of how the Merger will be carried out.

Response:           The Registrant has revised the disclosure.

Comment (12)    With respect to the disclosure in “Proposal No. 2—A. Synopsis—The Target Fund Board’s Approval of the Merger”:

a.	Please revise the disclosure to provide a summary of this discussion in the Synopsis and a more detailed discussion after the Synopsis.

Response The Registrant has revised the disclosure.

b.

With respect to the discussion of fees, expenses and economies of scale, please revise the disclosure in the Synopsis, with a more detailed discussion after the Synopsis, regarding the higher gross fees of the Acquiring Fund and the effect of those higher fees on Target Fund shareholders.

Response      The Registrant has revised the disclosure in the Synopsis as requested. Registrant believes that the full discussion of the Board’s considerations contains a detailed discussion of the Board’s considerations with respect to the higher gross fees and expenses, as well as fees and expense taking expense waivers and reimbursements into account.

c.

With respect to the discussion regarding the standstill agreement, please revise the disclosure to indicate the relevance of the agreement, including any relationship between Bulldog, on the one hand, and the Target Fund and/or the Acquiring Fund, on the other hand.

Response The Registrant has revised the disclosure.

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August 5, 2016

Comment (13)    In “Proposal No. 2—A. Synopsis—Comparison of the Funds—Board Members and Officers,” please revise the discussion of Mr. Wilson to clarify that he is an officer of the Acquiring Fund but not of the Target Fund.

Response:          The Registrant has revised the disclosure.

Comment (14)    In “Proposal No. 2—A. Synopsis—Comparative Expense Information,” please revise the disclosure to reconcile the Total Annual Fund Operating Expenses—After Fee Waivers and/or Expense Reimbursements with the statements in the final paragraph in the section.

Response:          Registrant believes the disclosure is consistent with the table. To avoid confusion, Registrant has deleted the last sentence regarding the information considered by the Board as of a more recent period from this location in the document.

Comment (15)    In the Expense Example in “Proposal No. 2—A. Synopsis—Comparative Expense Information,” please present values assuming no sale at the end of the period in a separate, second example.

Response:          The Registrant has revised the disclosure.

Comment (16)    In “Proposal No. 2—A. Synopsis—Comparative Risk Information,” please confirm that there are no material differences in the risks applicable to the Funds other than Market Discount from Net Asset Value risk.

Response:          The Registrant confirms there are no other material differences in the risks applicable to the Funds.

Comment (17)    In “Proposal No. 2—B. Information About the Merger—Information Filed with the Securities and Exchange Commission,” please provide Commission file numbers for documents incorporated by reference.

Response:          The Registrant has revised the disclosure to add file numbers.

Comment (18)    Please revise the disclosure in the Proxy Statement/Prospectus to include a cross-reference to Appendix C, where appropriate.

Response:          The Registrant has added the cross reference.

Comment (19)    In “Proposal No. 3,” please make sure all disclosure required by Item 22(c) of Schedule 14A is provided under the caption “C. Additional Information—Information about NWQ.”

Response:          The Registrant confirms that the Proxy Statement/Prospectus included in Pre-Effective Amendment No. 1 includes the disclosure required by Item 22(c) of Schedule 14A.

U.S. Securities and Exchange Commission

August 5, 2016

Comment (20)     Please revise the disclosure to delete Appendix E and the cross-reference to Appendix E in Proposal No. 3 and include the relevant information in the body of the Proxy Statement/Prospectus.

Response:           The Registrant has revised the disclosure.

Comment (21)     Please revise the disclosure to include all information required by Item 22(c)(2) of Schedule 14A in the body of the Proxy Statement/Prospectus rather than in Appendix F.

Response:           The Registrant has revised the disclosure.

Comment (22)     Under “General Information—Shareholders of the Target Fund and the Acquiring Fund,” please provide disclosure responsive to Item 7(c)(4)(i) of Form N-14 regarding control persons, if applicable.

Response:           Registrant has completed the control person information.

Statement of Additional Information

Comment (23)      Please revise the disclosure to remove the reference to Appendix A in the third paragraph.

Response:           The Registrant has revised the disclosure.

Comment (24)      Please revise the disclosure to provide Commission file numbers for documents incorporated by reference.

Response:           The Registrant has revised the disclosure to add file numbers.

Part C

Comment (25)      Please file as exhibits all applicable expense limitation/reimbursement agreements or confirm that there are none.

Response:            The Adviser’s obligation to limit expenses is reflected in the materials provided to the Board by the Adviser in connection with the Board’s consideration of the approval of the advisory agreement. Instruction 3(e) of Item 3 of Form N-1A allows funds to disclose “expense reimbursement or fee waiver arrangements” (emphasis added) provided that such expense reimbursement or fee waiver arrangements are for a duration of no less than one year from the effective date of the fund’s registration statement, and so long as such arrangements cannot be unilaterally terminated by the fund’s investment adviser. We believe that the fee waiver

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August 5, 2016

arrangements described above meet these requirements. We are not aware of any requirements to create a separate contract or instrument.1

Accounting Comments

Comment (26)    Please add disclosure regarding any material repositioning after the Merger in notes to the narrative Pro Forma Financial Statements and the body of the Proxy Statement/Prospectus.

Response:         The Acquiring Fund does not expect to reposition the combined portfolio to any material extent after the Merger and has added disclosure to this effect.

Comment (27)    In the Q&A regarding fees and expenses, please clearly disclose the higher gross expense ratio of the combined fund relative to the Target Fund following the Merger. Please also add a cross reference to the Q&A regarding the costs of the Merger.

Response:          Registrant has added the requested disclosure.

Comment (28)    With reference to the Q&A regarding fees and expenses, the Capitalization Table and in the body of the Proxy Statement/Prospectus, please clarify the disclosure regarding the nature and level of anticipated redemptions.

Response:          The Registrant has added the requested disclosure

Comment (29)    With respect to the Q&A regarding the costs of the Merger, please explain to the staff the basis for allocating the costs of the Merger.

Response:          The expenses of the Merger are allocated based on expected benefits from the Merger. Costs have been allocated 100% to the Target Fund primarily because of the benefit that will accrue to Target Fund shareholders as a result of being able redeem shares at net asset value. Although the Acquiring Fund may benefit from increased assets over time, the Adviser will continue to waive fees and reimburse expenses through at least October 31, 2017, and potentially for a longer period of time, pursuant to the expense limitation arrangements currently in effect. As a result, Acquiring Fund shareholders are not expected to receive any material costs savings as a result of the Merger in the foreseeable future.

Comment (30)    With respect to the Fee and Expense table presented in Proposal No. 2, please (i) confirm that the presentation represents current fees, and (ii) confirm the total expense number. Please also explain supplementally the basis for the significant decrease in “other expenses” following the Merger.

Response:          Pursuant to Form N-1A, the Registrant has presented the fee and expense table as of the fiscal year ended of each Fund. The Registrant confirms that the information

1        See also Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies, SEC Release Nos. 33-8998 and IC-28582 (Jan. 13, 2009) (discussing expense reimbursement and fee waiver arrangements).

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August 5, 2016

presented has been adjusted to reflect any changes in fee structures or amounts that have taken effect since that time and reflects the fee rates currently in effect. Registrant confirms that the decrease in other expenses is due to the increase in assets of the combined fund. Registrant confirms that the total expenses are correct.

Comment (31)     Please explain why the estimated reduction in pre-Merger assets varies between the Fee & Expense Table, Capitalization Table, and the Narrative Pro Forma Financial Statements.

Response:          The asset reduction due to anticipated redemptions varies because each table is presented for specified time periods, which vary. For example, the fee and expense table is presented for the period ending June 30, 2015 while the capitalization table is presented as of December 31, 2015 and the narrative pro formas are presented for the 12-month period ended December 31, 2015. In each case, there is a uniform reduction of approximately 60% of assets presented during or as of the applicable period.

Comment (32)     With respect to the Fee and Expense Table, Capitalization Table and Narrative Pro Forma, please add additional scenarios that take into account the other Restructuring Proposals (as defined in the Proxy Statement) Prospectus. Please incorporate the financial statements of those funds by reference.

Response:           With respect to the referenced sections, Registrant has added an additional scenario reflecting the pro forma information assuming that the Merger and Other Restructuring Proposals are completed. Registrant believes that Narrative Pro Formas continue to be appropriate because the pro forma adjustments primarily relate to efficiencies derived from a larger asset base and differences in fee rates, which are easy to understand. Additionally, the combined portfolio can be described clearly in light of the high portfolio turnover of the Target Fund prior to the Merger.

Please direct your questions and/or comments regarding this filing to Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7697.

Yours very truly, /s/ Jacob C. Tiedt Jacob C. Tiedt Attorney at Law

JCT/cet